Exhibit 16.1

September 18, 2003

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of STRATTEC SECURITY CORPORATION's Form 8-K dated September 18, 2003, and have the following comments:

1.        We agree with the statements made in the first sentence of the first paragraph as it relates to Deloitte & Touche LLP and with the statements made in the second, third and fourth paragraphs therein.

2.        We have no basis on which to agree or disagree with the statements made in (1) the first sentence of the first paragraph as it relates to Grant Thornton LLP, (2) the second sentence in the first paragraph, or (3) the fifth paragraph therein.

Yours truly,

/s/ Deloitte & Touche LLP